Filed Pursuant to Rule 424(b)(5)

File Number 333-81355

Boston Properties, Inc.

DIVIDEND REINVESTMENT AND STOCK PURCHASE PLAN

1,500,000 Shares of Common Stock

We are offering shares of our common stock through our Dividend Reinvestment and Stock Purchase Plan. The Plan provides you with a convenient way to purchase shares of our common stock. Our common stock is traded on the New York Stock Exchange under the symbol “BXP.” The last reported sale price of our common stock on December 9, 2004 was $62.32 per share. Some of the significant features of the Plan are:

•	You may participate in the Plan if you own our stock or limited partnership interests in Boston Properties Limited Partnership, our operating partnership. If you do not own our stock or limited partnership interests in BPLP, you can participate in the Plan by making a minimum initial investment of $250 in our common stock through the Plan.

•	You may purchase additional shares of our common stock by automatically reinvesting some or all of your cash dividends on our stock or cash distributions on limited partnership interests in BPLP.

•	You may also purchase shares of our common stock by making optional cash investments of $25 to $10,000 per calendar month. In some instances we may permit greater optional cash investments.

Participation in the Plan is voluntary, and you may withdraw from the Plan at any time.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is December 17, 2004.

Summary of the Plan

The following summary of our Dividend Reinvestment and Stock Purchase Plan may omit information that may be important to you. You should carefully read the entire text of the Plan contained in this prospectus before you decide to participate in the Plan.

ENROLLMENT:

You may participate in the Plan if you currently own shares of our stock or units of limited partnership interest in Boston Properties Limited Partnership (BPLP) by submitting a completed Enrollment Authorization Form to the Plan administrator, EquiServe Trust Company, N.A. To request a form, please call 1-888-485-2389. You may also enroll online at www.equiserve.com. You may participate directly in the Plan only if you hold our stock or units in your own name. If you hold shares through a brokerage or other account, you must arrange to have your broker or other custodian participate on your behalf.

INITIAL INVESTMENT:

If you do not own any shares of our stock or units, you may participate in the Plan by making a minimum initial investment of $250 in common stock through the Plan by submitting an Initial Investment Form to the Plan administrator, a copy of which is available by calling 1-888-485-2389 or online at www.equiserve.com. You may also make an initial investment online at www.equiserve.com.

REINVESTMENT OF DIVIDENDS AND DISTRIBUTIONS:

You may reinvest your cash dividends on some or all of your shares of common stock or preferred stock (if we designate and issue any shares of preferred stock in the future). Similarly, you may reinvest some or all of your cash distributions on units of limited partnership interests in BPLP.

OPTIONAL CASH INVESTMENTS:

After you enroll in the Plan, you may buy additional shares of common stock with a minimum investment of $25, up to a maximum of $10,000 in any one calendar month. If we approve a request for a waiver, you may purchase more than $10,000 in a calendar month.

SOURCE OF SHARES:	The Plan administrator will purchase shares of common stock in one of the following ways:

•	in the open market;

•	through privately negotiated transactions; or

•	directly from us as newly issued shares of common stock.

Historically, the Plan administrator has purchased all of the shares acquired for Plan participants in the open market.

PURCHASE PRICE:

The purchase price of shares of common stock acquired under the Plan depends on how you purchase the shares and on whether the Plan administrator purchases them for Plan participants (1) in the open market or through privately negotiated transactions or (2) directly from us.

Open Market/Privately Negotiated Transactions

•      The purchase price for any shares purchased by the Plan administrator from parties other than Boston Properties, either in the open market or through privately negotiated transactions, rather than directly from us, will be the weighted average of the actual prices paid by the Plan administrator for those shares, including any brokerage commissions incurred by the Plan administrator.

Newly Issued Shares

•      Reinvested Dividends and Distributions and Optional Cash Investments: The purchase price for newly issued shares of common stock that the Plan administrator purchases directly from us will be the average of the daily high and low sales prices for a share of our common stock reported by the NYSE on the applicable investment date. If our common stock does not trade on the investment date, the price will be the average of the daily high and low sales prices for the first trading day immediately before the investment date and the first trading day immediately following the investment date.

•      Requests for Waiver: The purchase price for newly issued shares purchased directly from us with optional cash investments made through an approved Request for Waiver Form will be the average of the daily high and low sales prices of our common stock on the NYSE for the ten trading days on which our common stock trades immediately before the investment date. Although we have no current plans to do so, in the future we may sell newly issued shares to Plan participants using optional cash investments with an approved Request for Waiver Form at a discount of not more than 3%.

TRACKING YOUR INVESTMENT:

You will receive periodic statements of the transactions made in your Plan account. These statements will provide you with details of your transactions and will indicate the share balance in your Plan account. You may also review your Plan account online at www.equiserve.com. You will need a password to access your Plan account online. The password may be found on your Plan statement.

PLAN ADMINISTRATOR:	EquiServe Trust Company, N.A. serves as the Plan administrator. You should send all correspondence with the Plan administrator to:

Boston Properties, Inc.

c/o EquiServe Trust Company, N.A.

Dividend Reinvestment Department

P.O. Box: 43010

Providence, RI 02940-3010

In addition, you may speak to a representative of the Plan administrator by calling 1-888-485-2389.

Where You Can Find More Information

We file annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission (SEC). You may read and copy any document we file at the SEC’s public reference rooms in Washington, D.C. Please call the SEC at 1-800-SEC-0330 for further information about its public reference room. Our SEC filings are also available to the public from the SEC’s web site, www.sec.gov. In addition, you may review our SEC filings at the offices of the NYSE, which is located at 20 Broad Street, New York, New York 10005. Our SEC filings are available at the NYSE because our common stock is listed and traded on the NYSE.

The SEC allows us to incorporate by reference the information we file with them, which means that we can disclose important information to you by referring you to these documents. The information incorporated by reference is an important part of this prospectus, and information that we file later with the SEC will automatically update and supersede the information already incorporated by reference. We are incorporating by reference the documents listed below, which we have already filed with the SEC, and any future filings we make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 until we sell all of the securities:

•	our Annual Report on Form 10-K for the year ended December 31, 2003;

•	our Quarterly Report on Form 10-Q for the three months ended March 31, 2004;

•	our Quarterly Report on Form 10-Q for the three months ended June 30, 2004;

•	our Quarterly Report on Form 10-Q for the three months ended September 30, 2004;

•	the description of our common stock contained in our registration statement on Form 8-A, filed on June 12, 1997, and all amendments and reports updating that description;

•	the description of the rights to purchase shares of our Series E Junior Participating Cumulative Preferred Stock contained in our registration statement on Form 8-A, filed on June 12, 1997, and the description contained in our registration statement on Form 8-A/A filed on June 16, 1997 amending such description, and all amendments and reports updating that description; and

•	our Current Reports on Form 8-K filed March 4, 2004, March 16, 2004, June 8, 2004 and October 25, 2004.

You may request a copy of these filings, and any exhibits we have specifically incorporated by reference in this prospectus, at no cost by writing to us at Boston Properties, Inc., 111 Huntington Avenue, Boston, Massachusetts 02199, Attention: Investor Relations. You may also call us at (617) 236-3322. Copies are also available on our web site, www.bostonproperties.com.

This prospectus is part of a registration statement we filed with the SEC. You should rely only on the information provided in this prospectus or incorporated by reference. We have not authorized anyone to provide you with different information. We are not making an offer of these securities in any state where the offer is not permitted. You should not assume that the information in this prospectus or the documents incorporated by reference is accurate as of any date other than the date on the front of this prospectus or those documents.

About Boston Properties, Inc.

Boston Properties is a fully integrated, self-administered and self-managed real estate investment trust (REIT) that develops, redevelops, acquires, manages, operates and owns a diverse portfolio of first-class office, industrial and hotel properties. We are one of the largest owners of “Class A” office space in the United States.

Our properties are concentrated in the following markets—Boston, Washington, D.C., Midtown Manhattan, San Francisco and Princeton, N.J. We conduct substantially all of our business through BPLP. We are the sole general partner and the owner of approximately 80.25% of the economic interests in BPLP. Our corporate headquarters is located at 111 Huntington Avenue, Boston, Massachusetts 02199 and our telephone number is (617) 236-3300. Our common stock is listed on the NYSE under the symbol “BXP.”

Additional information regarding Boston Properties, including our audited financial statements and descriptions of Boston Properties, is contained in the documents incorporated by reference in this prospectus. See “Where You Can Find More Information” on page 5 of this prospectus.

Terms and Conditions of the Dividend Reinvestment and Stock Purchase Plan

The following questions and answers state the terms of our Dividend Reinvestment and Stock Purchase Plan and explain how it works. If you are a stockholder or unitholder and do not participate in this Plan, you will receive cash dividends and distributions in the usual manner, as and when we declare and pay them. In the Plan, we refer to our current stockholders, holders of units of limited partnership interests in BPLP and new investors who participate in this Plan as “participants.” Unless the context otherwise requires, all references to “our stock” and similar expressions in this prospectus refer collectively to our common stock, units of limited partnership interest in BPLP and any classes or series of preferred stock that we may designate and issue in the future.

General Information

1.    What is the purpose of the Plan?

The purpose of this Plan is to provide current owners of our stock and holders of units of limited partnership interest in BPLP, as well as interested new investors, with a convenient way to invest in our common stock.

However, this Plan is primarily intended to benefit long-term investors, and not individuals or institutions who engage in short-term trading activities. We may modify, suspend or terminate participation in this Plan by otherwise eligible persons in order to eliminate practices which we believe are inconsistent with the purposes of this Plan.

2.    What investment choices are available under the Plan?

We offer you three ways of investing in our common stock through the Plan.

•	First, you may automatically reinvest some or all of your cash dividends paid on shares of our stock that you own.

•	Second, you may make optional cash investments ranging from a minimum of $25 up to a maximum of $10,000 per calendar month (or more, if we waive this limit) to purchase common stock.

•	Third, you may reinvest your cash dividends and make optional cash investments.

You may reinvest 100% of your dividends under the Plan because the Plan permits you to purchase fractional shares as well as whole shares of common stock. In addition, we will credit your Plan account for dividends on both full shares and any fractional shares according to the investment option you select.

Unitholders of BPLP can also automatically reinvest some or all of their distributions from BPLP in shares of common stock in Boston Properties. Except as otherwise noted, the discussion in this prospectus relating to the reinvestment of dividends on our stock also applies to the investment choices available to unitholders and to the mechanics and timing of the reinvestment of distributions from BPLP.

3.    What are the benefits of the Plan?

•	You may reinvest cash dividends or distributions paid on some or all shares of our stock and units of limited partnership that you own. You will not pay any fees or service charges on these purchases. Also, if the Plan administrator purchases shares directly from us, you will not pay any brokerage commissions on these purchases. However, you will pay your proportionate share of any brokerage commissions that the Plan administrator pays if the shares are purchased from parties other than Boston Properties, including in the open market. Historically, the Plan administrator has purchased all of the shares acquired for Plan participants from parties other than Boston Properties, and as a result, the purchase price for shares purchased under the Plan has included the weighted average cost of brokerage fees incurred by the Plan administrator.

•	In addition to shares you purchase by reinvesting dividends or distributions, you may buy additional shares with optional cash investments, subject to minimum and maximum monthly amounts, and you will not pay any brokerage commissions or service charges if we decide to sell newly issued shares to the Plan administrator. You will pay your proportionate share of any brokerage commissions that the Plan administrator pays when the Plan administrator purchases shares from parties other than Boston Properties. You can, of course, also reinvest some or all of the dividends or distributions on these shares.

•	You may be able to purchase additional shares having an aggregate value that exceeds the maximum monthly amount if we approve your properly completed Request for Waiver Form. In the future, we may sell newly issued shares of common stock that you acquire using optional cash investments with an approved Request for Waiver Form at a discount of not more than 3%, at our sole discretion. At this time, we have no plans to offer such a discount.

•	You may reinvest all cash dividends or distributions because the Plan allows you to purchase fractional shares of common stock. Dividends on fractional shares, as well as on whole shares, can also be reinvested in additional shares which will be credited to your Plan account.

•	If you request, the Plan administrator will send you certificates for shares purchased, or provide for the safekeeping of certificates for shares credited to your Plan account. You pay no fee for this safekeeping service.

•	You may also deposit certificates for any other shares of our stock registered in your name for safekeeping with the Plan administrator. You pay no fee for this service. Because you bear the risk of loss in sending certificates to the Plan administrator, certificates should be sent, unendorsed, by registered mail, return receipt requested and properly insured.

•	The Plan administrator will send you periodic statements showing current account information, including purchases of common stock held in your Plan account and your most recent Plan account balance. This simplifies your record keeping. You may also review your Plan account information online at www.equiserve.com or by calling the Plan administrator at 1-888-485-2389.

4.    What are the disadvantages of the Plan?

•	We will not pay you any interest on dividends, distributions or optional cash investments held by the Plan administrator before the investment date. In addition, optional cash investments of less than the allowable monthly minimum amount of $25 and that portion of any optional cash investment that exceeds the allowable monthly maximum amount of $10,000 will be returned to you without interest.

•	The purchase price of shares that you purchase under the Plan will not be determined until the applicable investment date. As a result, you will not know the actual price per share or number of shares you will purchase until that date.

•	Historically, the Plan administrator has purchased shares for Plan participants in the open market or through privately negotiated transactions from parties other than Boston Properties. When it does so, you will pay your proportionate share of any brokerage commissions that the Plan administrator pays.

•	If you decide to make optional cash investments in our common stock under the Plan, your cash payment may be exposed to changes in market conditions for a longer period of time than if you had arranged to buy shares through a broker.

•	If you request the Plan administrator to sell stock credited to your Plan account, the Plan administrator will deduct an administrative fee, any brokerage commission and any applicable taxes from the proceeds of the sale.

•	If you request the Plan administrator to sell stock credited to your Plan account, the price of our common stock may decline during the period between your request for sale, the Plan administrator’s receipt of your request and the date of the sale in the open market. You bear a similar risk between the time that you request a certificate and the time the certificate is actually delivered to you if you elect to sell your stock through a broker that you have selected.

•	You cannot pledge shares of stock deposited in your Plan account until you withdraw the shares you wish to pledge from the Plan.

5.    Who is eligible to participate in the Plan?

Record Owners:    If you own our stock in your own name as a “record owner,” then you are eligible to participate directly in this Plan.

Beneficial Owners:    You are a “beneficial owner” if your stock is held in a brokerage account or in the name of a bank, broker or other nominee. If you are a beneficial owner, then you may participate in the Plan in one of two ways.

•	You may participate directly in the dividend reinvestment feature of the Plan by becoming a record owner. You may do this by having one or more shares of our stock transferred into your own name from that of your bank, broker or other nominee.

•	You may also ask the bank, broker or other nominee who is the record owner to participate on your behalf. Except for instructions received from brokers, banks or other nominees who participate in the Plan on behalf of their customers, we cannot recognize instructions received from anyone acting as an agent on behalf of other participants in this Plan or beneficial owners who do not participate directly in the Plan.

Non-stockholders:    If you do not currently own any of our stock, then you may participate in this Plan by making an initial purchase of at least $250 of common stock through the optional cash investment feature of this Plan.

6.    Are there limitations on participation in the Plan other than those described above?

We may, for any reason or no reason, decide not to allow you to participate in the Plan even if you qualify for participation in this Plan. For example, some stockholders may be residents of jurisdictions in which we determine that it may not be legally or economically practical to offer our stock under this Plan. We may preclude residents of those jurisdictions from participating in this Plan.

We may also limit participation by some stockholders in order to maintain our status as a REIT. In order for us to maintain our qualification as a REIT, not more than 50% in value of our outstanding stock may be owned, directly or indirectly, by or for five or fewer individuals, as determined under the Internal Revenue Code. We may terminate your participation in this Plan at any time by sending you written notice of the termination. We would do this if we believe that your participation could violate restrictions contained in our charter that are designed to assure compliance with the restrictions of the Internal Revenue Code. Our charter prohibits any stockholder, directly or indirectly, from beneficially owning more than 6.6% of any class or series of our outstanding stock. There is an exception for certain pension plans and mutual funds in cases where the Internal Revenue Code will “look through” beneficial ownership for purposes of REIT qualification. These stockholders may not beneficially own, directly or indirectly, more than 15% of our outstanding stock.

If you attempt to transfer or acquire any shares of our stock that would result in direct or indirect ownership of our stock in excess of these ownership limits, or if the transfer or acquisition would for any other reason result in disqualification of Boston Properties as a REIT, the transfer or acquisition will be null and void. Our charter provides that our stock subject to this limitation is subject to various rights of Boston Properties to enforce this limitation, including transfer of the shares to a trust. We may invalidate any purchases made under this Plan that, in our sole discretion, may violate the applicable ownership limit.

You cannot transfer your right to participate in this Plan except by transferring your ownership of any our stock to another person.

7.    Who administers the Plan?

EquiServe Trust Company, N.A., the transfer agent for our common stock, administers the Plan for participants, maintains records, provides regular account statements to participants and performs other duties relating to this Plan. EquiServe, Inc. acts as service agent to EquiServe Trust Company, N.A. for some of these services. You can write to the Plan administrator at:

Boston Properties, Inc.

c/o EquiServe Trust Company, N.A.

Dividend Reinvestment Department

P.O. Box: 43010

Providence, RI 02940-3010

You may also contact the Plan administrator at 1-888-485-2389. You may obtain information about your Plan account and perform a variety of transactions online at www.equiserve.com. To access your Plan account, you will need your account number (which can be found on your dividend/distribution check or Plan statement) and your password. Your password may be found on your Plan statement. If you do not know or have not received your password, a new one can be requested from the Plan administrator either online or over the telephone. You should contact the Plan administrator as soon as possible if any changes need to be made to your account information, such as any change of address.

Participating in the Plan

8.    How can I participate?

Record Owners

If you are a record owner of our stock, then you may join the Plan by completing and signing an Enrollment Authorization Form, a copy of which is available by contacting the Plan administrator at 1-888-485-2389. You may also join the Plan by enrolling online at www.equiserve.com.

Beneficial Owners

If you are a beneficial owner and wish to join the Plan, then you must contact your bank, broker or other nominee to arrange to participate in the Plan on your behalf. If you wish to participate in the optional cash investment feature of this Plan, then the bank, broker or other nominee must participate in the optional cash investment feature of this Plan on your behalf each time you wish to make an optional cash investment. To facilitate participation by beneficial owners, we have made arrangements with the Plan administrator to reinvest dividends and accept optional cash investments from record owners, such as brokers, banks and other nominees, on behalf of beneficial owners upon submission of proper Plan forms.

Alternatively, if you are a beneficial owner of our stock you may simply request that the number of shares of our stock you wish to be enrolled in this Plan be reregistered by the bank, broker or other nominee in your own name as record owner. You can then participate in the Plan directly.

Non-Stockholders

If you do not currently own shares of our stock, you may join the Plan as a record owner of our common stock by completing and signing an Initial Investment Form and returning it to the Plan administrator with a check payable to “EquiServe-Boston Properties” in U.S. dollars of at least $250 but not more than $10,000. You may obtain an Initial Investment Form by contacting the Plan administrator at 1-888-485-2389 or online at www.equiserve.com. You may also visit www.equiserve.com and follow the instructions provided for opening an account online. You will be asked to complete an online enrollment form and to submit an initial investment of not less than $250 but not more than $10,000. To make an initial investment online, you may authorize a one-time deduction from your U.S. bank account. At the same time, you may designate all, a portion, or none of the common stock you purchased to be enrolled in the dividend reinvestment feature of the Plan.

9.    What are my investment options?

The Enrollment Authorization Form and the Initial Investment Form allow you to decide the extent of your participation in this Plan. By checking the appropriate box on the Enrollment Authorization Form or the Initial Investment Form, you indicate which features of the Plan you will use.

(a)  Full Reinvestment of Dividends/Distributions:    Select this option if you wish to reinvest the cash dividends and distributions on all our stock and units registered in your name, as well as on all stock credited to your Plan account. Selecting this alternative also permits you to make monthly optional cash investments.

(b)  Partial Reinvestment of Dividends/Distributions:    Select this option if you wish to reinvest the cash dividends or distributions on a specified number of shares of our stock or units registered in your name, as well as stock credited to your Plan account. Selecting this alternative also permits you to make monthly optional cash investments.

(c)  Optional Cash Investment Only (No Dividend Reinvestment):    Select this option if you wish to participate in the Plan by making only optional cash investments, which can be made monthly. You will receive cash dividends and distributions, when and if declared by our Board of Directors, on all of our stock and units registered in your name, as well as on any whole shares and fractional shares credited to your Plan account.

IMPORTANT:

If you return a signed Enrollment Authorization Form or Initial Investment Form to the Plan administrator without any of the boxes checked, the Plan administrator will automatically enroll you in the full dividend/distribution reinvestment alternative (alternative (a)).

The Plan administrator will not process your Enrollment Authorization Form or Initial Investment Form if the form does not have the proper signature(s).

10.    How can I change my investment option?

You can change your investment option at any time by completing an Enrollment Authorization Form and returning it to the Plan administrator or by submitting a request to the Plan administrator. You can also change your investment option online at www.equiserve.com or over the telephone by calling the Plan administrator at 1-888-485-2389.

11.    When does my participation in the dividend reinvestment option begin?

If your Enrollment Authorization Form or Initial Investment Form is received by the Plan administrator on or prior to the next record date for determining shareholders entitled to receive a dividend, then your dividend or distribution reinvestment will begin on the corresponding dividend payment date. If it is not received in time, it will begin with the next dividend payment date.

We pay cash dividends and distributions as and when declared by our Board of Directors. In the past, the record dates for dividend and distribution payments on our common stock and common units of limited partnership interests have preceded the corresponding payment dates by approximately one month. Payment dates for dividends and distributions on our common stock and common units of limited partnership interests have historically been the last business days of January, April, July and October. Record and payment dates for other series of our stock or units that currently exist or may be issued in the future may not have the same schedule. The dates for our common stock are publicly announced in press releases available on our web site, www.bostonproperties.com. We cannot assure you that we will continue to pay dividends or distributions according to this schedule in the future, or that we will not reduce the amount of any dividends or distributions that we do declare and pay and nothing contained in the Plan obligates us to do so. The Plan does not represent a guarantee of future dividends or distributions.

12.    How does the optional cash investment feature work?

Optional cash investments allow you, on a monthly basis, to purchase more shares than you could purchase just by reinvesting dividends or distributions when they are paid to you. You can make optional cash investments even if you have not chosen to reinvest your cash dividends or distributions. If you choose to make only optional cash investments, you will receive cash dividends and distributions when and as declared and paid on any shares of our stock registered in your name, as well as on full and fractional shares held in your Plan account. There is no requirement that you make an optional cash investment in any month.

Once you have enrolled in the Plan by submitting an Enrollment Authorization Form or by making an initial investment, you may make optional cash investments in U.S. dollars at any time in two ways.

•	You can send a check to the Plan administrator, payable to “EquiServe-Boston Properties,” using the tear-off form on your Plan statement or by sending a letter noting your account information and requested optional cash investment amount. Please include your account number on your check. You may invest $25 or more at any one time, up to a maximum of $10,000 per calendar month, unless we approve your properly completed Request for Waiver Form as described in Question 15. The Plan administrator will not accept cash, traveler’s checks, money orders or third-party checks for optional cash investments.

•	You can also access your Plan account online at www.equiserve.com and authorize one-time optional cash investments for a minimum of $25 per calendar month from your U.S. bank account. If you authorize a one-time investment online at www.equiserve.com, the estimated debit date and investment date are provided on the confirmation page at the conclusion of the online purchase process. You should review this information carefully prior to confirming an online purchase request.

If any check or electronic funds payment you deliver to the Plan administrator is returned unpaid, the Plan administrator may consider the request for the investment of these funds null and void and may immediately remove from your Plan account shares of common stock purchased with that check or electronic funds payment. The Plan administrator may sell those shares to satisfy any uncollected amount and a $25 returned check or returned electronic funds payment fee. If the proceeds from the sale of the common stock do not satisfy the brokerage fees, uncollected balance and returned check or returned electronic funds payment fee, the Plan administrator may sell additional shares from your Plan account to satisfy the brokerage fees, uncollected balance and returned check fee, and may take any other action permitted to collect any remaining deficit.

13.    When must funds for optional cash investments be received by the Plan administrator?

The Plan administrator must receive funds for optional cash investments of a minimum of $25 but not more than $10,000 at least two business days prior to the next monthly investment date. The Plan administrator must receive funds for optional cash investments of more than $10,000 pursuant to an approved request for waiver at least 14 trading days prior to the next investment date. If funds for optional cash investments are received by these deadlines, they will be invested on the next investment date. If you change your mind, the Plan administrator will return your optional cash investment of less than $10,000 to you if the Plan administrator receives a request from you at least two business days before the next investment date. The Plan administrator will return to you any funds you send for optional cash investments if your optional cash investment is less than $25. The Plan administrator will also return funds for your optional cash investment that exceed the maximum allowable investment of $10,000 per month unless we granted your prior request for waiver. Funds for optional cash investments received less than two business days before the next investment date will be invested on the investment date in the next month. In addition, the Plan administrator will return to you all funds for optional cash investments of more than $10,000 pursuant to an approved request for waiver that are received less than 14 trading days prior to the next investment date.

Neither we nor the Plan administrator will pay you interest on funds you send for optional cash investments.

14.    May I make automatic monthly investments?

You may make optional cash investments by means of an “automatic monthly investment” of at least $25 but not more than a total of $10,000 each calendar month by electronic funds transfer from a predesignated U.S. account.

If you wish to begin making automatic monthly investments, you must complete and sign an Authorization Form for Automatic Monthly Deductions and return it to the Plan administrator together with a voided blank check or deposit slip for the account from which funds are to be drawn. You may obtain an Authorization Form for Automatic Monthly Deductions from the Plan administrator by calling 1-888-485-2389. The Plan administrator will process the forms as promptly as practicable. However, you should allow four to six weeks for the first investment to be initiated using this automatic deduction feature. You may also visit www.equiserve.com to authorize automatic monthly investments.

Once you begin making automatic monthly investments, the Plan administrator will draw funds from your designated account three banking business days before the next investment date of each month and will purchase shares of common stock beginning on such investment date. You may change the amount of your automatic monthly investment online at www.equiserve.com or by completing and submitting a new Authorization Form for Automatic Monthly Deductions to the Plan administrator. You may discontinue automatic monthly investments online at www.equiserve.com or by notifying the Plan administrator in writing at the address provided in Question 7. If the Plan administrator receives your new instructions at least ten business days before the next investment date, the change will be effective for that month. A fee of $25 will be charged on any returned unpaid electronic funds transfers. The Plan administrator may sell shares from your Plan account to satisfy this $25 fee and any brokerage fees incurred as a result of this sale, and may take any other action permitted to collect any remaining deficit.

15.    How can I invest more than $10,000 per month in Boston Properties stock?

If you submit a Request for Waiver Form and we approve your request, then you may invest more than the $10,000 maximum per month in our common stock. You must send the Request for Waiver Form by regular or overnight mail to Boston Properties, Inc., 111 Huntington Avenue, Boston, Massachusetts 02199, Attention: Investor Relations or by facsimile at (617) 236-3311, and we must receive it at least 21 business days before the next investment date. If your request is approved, you must send funds for your optional cash investment and our form of approval to the Plan administrator at least 14 trading days before the next investment date for optional cash investments. We will promptly notify you whether we approved your request and the amount of your request that we approved. To receive a Request for Waiver Form, you must submit a request for the Form to us either by email to investor_relations@bostonproperties.com or by facsimile at (617) 236-3311. To confirm receipt of your request, you may contact Investor Relations at (617) 236-3322.

We may approve or deny any request for waiver for any reason or no reason.    If you and other participants request to invest amounts that are, in total, more than what we decide to accept, we may partially accept your request and the requests of other participants, pro rata or by any other method we choose. Our approval of requests for waivers for any investment date or dates does not affect our absolute discretion to approve or deny waiver requests for subsequent investment dates.

16.    Are there any special terms relating to investments I may make with requests for waiver?

Purchase Price:    The purchase price for newly issued shares purchased directly from us with requests for waiver will be the average of the daily high and low sales prices of our common stock on the NYSE for the ten days on which our common stock trades immediately preceding the next investment date. We will compute the purchase price to the fourth decimal place. Although we currently have no plans to do so, in the future we may sell newly issued shares purchased with a request for a waiver at a discount of not more than 3%. The purchase price for any shares purchased by the Plan administrator from parties other than Boston Properties, either in the open market or through privately negotiated transactions, rather than directly from us, will be the weighted average of the actual prices paid by the Plan administrator for those shares, including any brokerage commissions incurred by the Plan administrator.

Minimum Price:    We may establish a minimum price for optional cash investments made with requests for waiver for any investment date.

Purchasing Stock Under the Plan

17.    What is the “investment date” and when will purchases be made?

Reinvested Dividends and Distributions:    The investment date for reinvested dividends and reinvested distributions will be the payment date declared by our Board of Directors.

Optional Cash Investments, Initial Investments and Automatic Monthly Investments of $10,000 or less.    The investment date for optional cash investments, initial investments and automatic monthly investments of $10,000 or less will be the last trading day of the month.

If the Plan administrator purchases the shares directly from us, purchases will be made on the investment date. If the Plan administrator acquires shares from parties other than us either in open market or through privately negotiated transactions, such purchases will begin on the investment date and will be completed no later than ten business days following such date except where completion at a later date is necessary or advisable under any applicable federal or state securities laws or regulations.

We pay dividends and distributions as and when declared by our Board of Directors. Payment dates for our common stock and common units of limited partnership interest have historically been the last business days of January, April, July and October. Payment dates for other series of our stock or units that currently exist or may be issued in the future may not have the same schedule. The dates for our common stock are publicly announced in press releases available on our web site, www.bostonproperties.com. We cannot assure you that we will continue to pay dividends or distributions according to this schedule in the future, or that we will not reduce the amount of any dividends or distributions that we do declare and pay and nothing contained in the Plan obligates us to do so. The Plan does not represent a guarantee of future dividends or distributions.

18.    What is the source of common stock purchased under the Plan?

The Plan administrator will purchase shares of common stock:

•	in the open market;

•	through privately negotiated transactions; or

•	directly from us as newly issued shares of common stock.

Historically, the Plan administrator has purchased all of the shares acquired for participants under the Plan in the open market and we intend to continue doing so in the future. We will make a public announcement if the Plan administrator acquires shares directly from us as newly issued shares of common stock.

19.    What will be the price of common stock that I purchase under the Plan?

If the Plan administrator purchases common stock from parties other than Boston Properties, either in the open market or through privately negotiated transactions, then the price per share will be the weighted average of the actual prices, including any brokerage commissions, that the Plan administrator pays for all of the shares of common stock purchased by the Plan administrator for that investment.

If the Plan administrator purchases newly issued shares of common stock directly from us, then the price per share will be the average of the high and low sales prices for our common stock as reported on the NYSE on the applicable investment date. If our common stock does not trade on the investment date, the price will be the average of the daily high and low sales prices for the first trading day immediately before the investment date and the first trading day immediately following the investment date.

The purchase price for newly issued shares of common stock that the Plan administrator purchases directly from us with optional cash investments made through an approved Request for Waiver Form will be the average of the daily high and low sales prices for a share of our common stock reported by the NYSE for the ten trading days on which our stock trades immediately before the applicable investment date. Although we have no current plans to do so, in the future we may sell newly issued shares using optional cash investments with an approved request for waiver to the Plan participants at a discount of not more than 3%. Any decision to offer a discount will be at our sole discretion, and may be withdrawn at any time without notice.

20.    Are there any expenses in connection with purchases under the Plan?

If the Plan administrator pays brokerage commissions when making purchases of common stock from parties other than Boston Properties, you will pay your proportionate share of those commissions as part of the price that you pay for shares acquired under the Plan. Historically, the Plan administrator has purchased all of the shares acquired for participants under the Plan in the open market. If the Plan administrator purchases newly issued shares from us, you will not pay any brokerage commissions, service charges or fees on those shares. Except for brokerage fees incurred when the Plan administrator purchases shares for Plan participants from parties other than Boston Properties, we pay all costs of administration of this Plan.

21.    How many shares of common stock will I be purchasing through the Plan?

The number of shares of common stock that you purchase depends on several factors including:

•	the amount of dividends or distributions you reinvest, including dividends on stock credited to your Plan account;

•	the amount of any optional cash investments you make; and

•	the purchase price (including any brokerage commissions) of the common stock on the applicable investment date.

The Plan administrator will credit your account with the number of shares equal to the total amount to be invested divided by the applicable purchase price.

22.    How will I be notified of my purchases of common stock?

The Plan administrator will send you an account statement after each transaction you make showing the activity and balance in your Plan account. Your account statement will show the number of shares purchased in that transaction and their purchase price. Your account statement will also show the total number of shares you purchased through the Plan to date during the calendar year, as well as the total number of shares held in your Plan account as of the investment date.

You will also receive an annual account statement that will show all pertinent information for that calendar year. You should keep this statement for tax purposes. The Plan administrator may charge you a fee if you request additional copies of your prior account statements.

You may also review your Plan account and transactions online at www.equiserve.com. You will need a password to access your Plan account online. The password may be found on your Plan statement.

We will also send you copies of each prospectus and any amendments or supplements to prospectuses describing the Plan, and we will send you the same information that we send to other stockholders, including annual reports, notices of stockholders meetings, proxy statements and income tax information for reporting dividends paid. You may also review these documents (except for income tax information) on our web site, www.bostonproperties.com, or the web site of the SEC, www.sec.gov.

23.    In whose name will Plan accounts be maintained?

The Plan administrator will maintain your Plan account in your name as shown on our records at the time you enroll in the Plan. When issued, certificates for full shares of common stock will be registered in your name as it appears on your Plan account.

24.    Is a safekeeping service available to hold my shares?

Yes. You may deposit any shares of our common stock that are registered in your name for credit to your Plan account at no cost. This eliminates the worry about certificates being lost or stolen. Certificates should be unendorsed and sent to the Plan administrator by registered or certified mail with return receipt requested and properly insured because you will bear the risk if the certificates are lost or stolen in transit. Certificates should be mailed to the following address:

Boston Properties, Inc.

c/o EquiServe Trust Company, N.A.

Dividend Reinvestment Department

P.O. Box: 43010

Providence, RI 02940-3010

25.    Will stock certificates be issued for common stock purchased under the Plan?

Unless requested, certificates for shares that you purchase under the Plan will not be issued. Your account statement will show the number of book entry shares held in your Plan account. In addition to minimizing the costs of this Plan, this additional service protects against loss, theft, or destruction of stock certificates.

However, you may at any time request the Plan administrator to issue a certificate for any whole number of shares of stock, up to the number of full shares credited to your Plan account. The Plan administrator will generally issue certificates approximately three business days after your request is received. To request a certificate, you may access your account online at www.equiserve.com, call the Plan administrator at 1-888-485-2389 or write to:

Boston Properties, Inc.

c/o EquiServe Trust Company, N.A.

Dividend Reinvestment Department

P.O. Box: 43010

Providence, RI 02940-3010.

Your Plan statement will reflect the number of shares held by you in certificated form and any remaining shares held in book entry form. Future dividends and distributions on both the certificated and book entry shares will continue to be treated according to your instructions indicated on your Enrollment Authorization Form or Initial Investment Form.

We will not issue certificates for fractional shares of common stock under any circumstances.

26.    In whose name will certificates be registered when issued?

We will issue stock certificates registered in your name as it appears on your Plan account.

You may ask the Plan administrator to issue certificates in names other than the Plan account name, but you must comply with any applicable laws and you must pay any applicable taxes. You must make this request in writing, and your signature must be Medallion Guaranteed by a financial institution participating in the Medallion Guarantee Program. A Medallion Signature Guarantee is a signature guarantee by an institution such as a commercial bank, trust company, securities broker/dealer, credit union, or a savings institution participating in a Medallion Program approved by The Securities Transfer Association, Inc. No other form of signature verification can be accepted.

27.    How do I withdraw from or re-enroll in the Plan?

The Plan is entirely voluntary, and you may request to withdraw at any time. In order to withdraw from the Plan, you must contact the Plan administrator. You can make a request to withdraw online at www.equiserve.com, over the telephone at 1-888-485-2389 or in writing by completing the transaction form attached to each Plan statement and returning it to the address provided in Question 25.

If you withdraw from the Plan, you may request the Plan administrator to sell the stock credited to your Plan account on your behalf. If you do not request the Plan administrator to sell your shares, certificates for whole shares of stock in your Plan account and a cash payment for any fractional shares will be sent to you. The Plan administrator will generally not issue certificates until approximately three business days after your request is received. If the Plan administrator receives your request to withdraw from the Plan at least four business days before a dividend payment date, the cash dividends or distributions on whole shares you own will not be reinvested. If the Plan administrator receives your request to withdraw from the Plan less than four business days before the applicable dividend payment date, your request will be processed but may not be effective before additional shares are purchased with reinvested dividends on the next investment date. The Plan administrator will refund optional cash investments that have not been invested if the Plan administrator receives your request for refund either prior to or at the same time your request for withdrawal is made and your request is made at least two business days before the next investment date. Otherwise, the Plan administrator will invest your optional cash investment on the next investment date.

Generally, you may elect to re-enroll in this Plan at any time, simply by following the same procedures used to enroll initially. However, the Plan administrator may reject your Enrollment Authorization Form if we believe that you have enrolled in the Plan and withdrawn too often. In addition, we may withdraw you from the Plan if your Plan account is less than one whole share as a result of withdrawals or sales of stock and you are not reinvesting dividends or distributions from any stock registered in your name. We would take these actions because we intend to minimize unnecessary administrative expense and to encourage use of this Plan as a long-term stockholder investment service.

Selling Shares of Stock Held in the Plan

28.    How can I sell stock held in my Plan account?

You may sell some or all of your stock held in your Plan account, even if you are withdrawing from this Plan. You may sell your shares either through your broker or through the Plan administrator.

If you elect to sell through a broker that you have selected, you must first request the Plan administrator to send you a certificate representing the number of shares you want to sell. The Plan administrator will generally issue certificates for your shares approximately three business days after your request is received.

Alternatively, you may send the Plan administrator a request to sell some or all of the shares held in your Plan account. You will not be able to direct the date or price at which the Plan administrator sells your stock. The Plan administrator will use its commercially reasonable best efforts to make the sale in the open market within three trading days after receiving your request. After the sale you will receive the proceeds of the sale minus:

•	the brokerage commission per share;

•	any applicable taxes; and

•	a nominal administrative fee paid to the Plan administrator per transaction.

You may contact the Plan administrator for the current brokerage commission and administrative fee amounts in effect at the time your request for sale is made.

The Plan administrator will engage a broker to sell your shares. The Plan administrator will mail you a check for the shares you sell after your sale transaction has settled.

If you wish to sell some or all of the shares in your Plan account, you may call the Plan administrator at 1-888-485-2389, authorize the sale of your shares online at www.equiserve.com or write to:

Boston Properties, Inc.

c/o EquiServe Trust Company, N.A.

Dividend Reinvestment Department

P.O. Box: 43010

Providence, RI 02940-3010

1-888-485-2389

All sale requests having an anticipated market value of $100,000.00 or more must be submitted in written form. In addition, all sale requests within thirty (30) days of an address change must be submitted in written form.

Please remember that if you elect to sell your stock through the Plan administrator, the price of our common stock may decline during the period between your request for sale, the Plan administrator’s receipt of your request and the date of the sale in the open market. The Plan administrator will use its commercially reasonable best efforts to sell your shares within three trading days after receiving your request. You should carefully evaluate this risk, which you bear. You bear a similar risk between the time that you request a certificate and the time the certificate is actually delivered to you.

29.    What happens when I sell or transfer shares of stock held outside my Plan account?

If you sell or transfer all shares of our stock registered in your name outside your Plan account, then, until you give further instructions, the Plan administrator will continue to reinvest the dividends or distributions on your stock in your Plan account according to your instructions on the Enrollment Authorization Form or Initial Investment Form. You may also continue to participate in the optional cash investment feature of this Plan as long as there is at least one whole share of stock remaining in your Plan account.

If you sell or transfer all whole shares of stock held in your Plan account, the Plan administrator may treat your sale as a withdrawal from the Plan and mail you a cash payment representing any fractional shares in your Plan account upon your request or at the request of Boston Properties.

30.	What happens to a fractional share of stock when I withdraw from the Plan or the Plan is terminated?

When you withdraw from this Plan or this Plan is terminated by Boston Properties, the Plan administrator will mail you a cash payment representing any fractional share of stock upon your request or at the request of Boston Properties. The cash payment will be based upon the closing price for our common stock as reported on the NYSE on the date the Plan administrator processes your termination.

Owning Stock in the Plan

31.    How will I be credited with dividends or distributions on stock held in my Plan account?

We pay dividends or distributions to all holders of record of our stock, when and as declared by our Board of Directors. The Plan administrator will receive and credit Plan participants with cash dividends or distributions for all the shares of stock you hold in the Plan, including fractional shares. If you have enrolled the shares in the dividend reinvestment feature, the Plan administrator will reinvest dividends or distributions in additional shares of our common stock or distribute them, according to your instructions.

32.    What happens if Boston Properties declares a stock split or stock dividend?

Any shares resulting from a stock split or stock dividend on shares held in your Plan account or on shares held outside your Plan account will be credited to your Plan account. You will receive a statement indicating the number of shares or dividends earned as a result of the transaction.

33.	If Boston Properties issues rights to purchase securities to the holders of common stock, how will the rights on Plan shares be handled?

If we issue transferable rights to purchase additional shares of our common stock or any other securities to holders of our common stock, the Plan administrator will sell those rights relating to shares of common stock held by the Plan administrator for participants and invest the proceeds in additional shares of common stock on the next investment date. In the event that those rights are not saleable or detachable, the Plan administrator will hold those rights for your benefit. If you wish to receive any rights directly, you may do so by sending to the Plan administrator, at least five business days before the record date for the rights offering, a written request that certificates for shares in your Plan account be sent to you.

34.    How will the stock held under this Plan be voted at meetings of stockholders?

If you own shares of stock registered in your name and return a properly completed and signed proxy card, the Plan administrator will vote any stock held in your Plan account in accordance with the instructions on your proxy card. If you return a properly signed proxy card but no instructions are set forth thereon with respect to an item, then all of your stock, both that registered in your name and that credited to your Plan account, will be voted in the same manner as for non-participating stockholders who return proxies and do not provide instructions with respect to that item—that is, in accordance with the recommendation of Boston Properties’ Board of Directors. If the proxy card is not returned or if it is returned unsigned, none of the stock held in your Plan account will be voted unless you vote in person.

35.    May I pledge shares in my Plan account?

You may not pledge any shares of our stock that you hold in your Plan account. Any pledge of shares in a Plan account is null and void. If you wish to pledge shares, you must first withdraw those shares from the Plan and request the Plan administrator to send you certificates for those shares.

Important Tax Consequences

36.    What are the federal income tax consequences of participation in the Plan?

The following is a summary of certain material federal income tax consequences of participation in the Plan. This summary is for general information only and does not constitute tax advice. This summary does not reflect every possible tax outcome or consequence that could result from participation in the Plan. Also, this summary does not discuss your tax consequences if you are not a United States citizen or a resident alien. We advise you to consult your own tax advisors to determine the tax consequences particular to your situation, including any applicable state, local or foreign income and other tax consequences that may result from your participation in the Plan and your subsequent sale of shares acquired pursuant to the Plan. Any state tax consequences will vary from state to state, and any tax consequences to you if you reside outside of the United States will vary from jurisdiction to jurisdiction.

In general, if you enroll in the Plan, as of the date of this prospectus, you will have the same federal income tax obligations with respect to reinvested dividends or distributions as you would with dividends or distributions not reinvested under this Plan.

You will be treated for federal income tax purposes as having received, on each investment date, a cash distribution equal to the full amount of the cash dividend payable on that date on the shares of common stock held in your account and all other stock that you own. The Internal Revenue Code requires this treatment even though you never actually receive the reinvested dividends in cash because your dividends are used instead to purchase shares of common stock. In the case of reinvested dividends, you will be treated as having received a distribution for federal income tax purposes equal to the fair market value of the stock that you acquire through the Plan. Your tax basis in common stock acquired through dividend reinvestment will equal the amount treated as a distribution for federal income tax purposes.

All costs of administering the Plan, except for brokerage commissions when shares are purchased in the open market and costs related to your voluntary selling of shares and/or withdrawal from the Plan, will be paid by us. Consistent with the conclusion reached by the Internal Revenue Service in a private letter ruling issued to another real estate investment trust, we intend to take the position that these costs do not constitute a distribution which is either taxable to you or which would reduce your basis in your shares of common stock. However, because the private letter ruling was not issued to us, we have no legal right to rely on its conclusions. Thus, it is possible that the Internal Revenue Service might view your share of the costs as constituting a taxable distribution to you and/or a distribution which reduces the basis in your common shares. For this or other reasons, we may in the future take a different position with respect to the costs. With respect to shares of common stock purchased in open market transactions or in negotiated transactions with third parties, the Internal Revenue Service has indicated that the amount of the distribution received by you would include a pro rata share of any brokerage commission or other related charges paid by us in connection with the administrator’s purchase of shares on our behalf.

This treatment may vary in the case of participants who are holders of units of limited partnership interests in BPLP and whose operating partnership distributions are being reinvested.

If you make optional cash investments, you will not recognize income for federal income tax purposes by virtue of the purchase of common stock with the optional cash purchase. The tax cost and basis of stock purchased with optional cash investments is the amount you paid for such stock.

The holding period for stock purchased under the Plan generally will begin on the day following the date on which common shares are credited to your Plan account.

Distributions with respect to your stock will generally be taxable as ordinary income, and generally will not constitute “qualified dividend income” eligible to be taxed at capital gains rates (through 2008 under current law) for federal income tax purposes to the extent made out of our current or accumulated earnings and profits. Distributions in excess of our current or accumulated earnings and profits will be treated for federal income tax purposes as a return of capital. The amount of a return of capital would first reduce the tax basis of the common stock to which the distribution is attributable to the extent of that tax basis, and the excess, if any, of the amount treated as a return of capital over such tax basis would be treated as a gain from the disposition of such stock. In the event that we designate a part or the entire amount distributed as a capital gain dividend, the amount so designated should be treated by you as long-term capital gain.

You will recognize gain or loss when a fractional share interest is liquidated or when you sell or exchange stock. The gain or loss will equal the difference between the amount you receive for the fractional share interest or the stock and the tax basis for the fractional share or stock.

Tax consequences will vary depending on your specific circumstances. You should discuss specific tax questions regarding your participation in the Plan with your own tax advisor.

We urge you to save your account statements in order to calculate your tax basis per share of stock. The Plan administrator will charge you a fee for copies of past account statements.

37.    What provision is made for stockholders subject to income tax withholding?

If you are a foreign stockholder whose dividends or distributions are subject to United States income tax withholding, or a domestic stockholder whose dividends or distributions are subject to backup withholding taxes, the Plan administrator will reinvest an amount equal to the dividend or distribution less the amount of any tax required to be withheld. The respective participants will be advised of the amounts withheld.

Foreign stockholders who elect to make optional cash investments only will receive cash dividends or distributions on stock registered in their names in the same manner as if they were not participating in this Plan. Funds for optional cash investments must be in U.S. dollars and will be invested in the same way as payments from other participants.

Other Important Provisions

38.    Can Boston Properties change or discontinue the Plan?

While we currently intend to continue this Plan indefinitely, we may amend, suspend, modify or terminate this Plan at any time. We will send you notice of any amendment, suspension, modification or termination. The Plan administrator may resign at any time upon reasonable notice to Boston Properties in writing. We may elect and appoint at any time a new Plan administrator, including ourselves, to administer this Plan.

39.    What are the responsibilities of Boston Properties and the Plan administrator under the Plan?

Boston Properties and the Plan administrator will not be liable for any act done in good faith or for any omission to act, in good faith, including, without limitation, any claim of liability arising out of failure to terminate a participant’s Plan account upon the participant’s death prior to receipt of notice in writing of such death.

You should recognize that neither Boston Properties nor the Plan administrator can assure you of a profit or protect you against a loss on the stock purchased or sold by you under this Plan.

40.    Who interprets and regulates the Plan?

Any questions of interpretation arising under this Plan will be determined by Boston Properties in its sole discretion and any determination will be final. We may adopt rules and regulations to facilitate the administration of this Plan. The terms and conditions of this Plan and its operation will be governed by the laws of the State of Delaware.

Use of Proceeds

We will not receive any proceeds in connection with the purchase of shares of our common stock in the open market or through privately negotiated transactions. We will use the net proceeds from the sale of newly issued shares of our common stock purchased through this Plan for general corporate and working capital purposes, including, without limitation, to repay debt, to acquire or invest in new properties and to develop and maintain currently owned properties.

Experts

The financial statements incorporated in this prospectus by reference to Boston Properties’ Annual Report on Form 10-K for the year ended December 31, 2003 have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, Independent Registered Public Accounting Firm, given on the authority of said firm as experts in auditing and accounting.

Legal Matters

Certain legal matters, including the validity of the shares of Boston Properties’ common stock offered through this Plan, will be passed upon for us by Goodwin Procter LLP. Gilbert G. Menna, the sole stockholder of Gilbert G. Menna, P.C., a partner of Goodwin Procter LLP, serves as an Assistant Secretary of Boston Properties. Certain partners of Goodwin Procter LLP and their affiliates own directly or through retirement plans shares of our common stock in amounts which are not material in the aggregate. In the ordinary course of business, Goodwin Procter LLP also leases space at some of our properties.

You should rely only on the information provided in this prospectus or incorporated by reference. We have not authorized anyone to provide you with different information. We are not making an offer of these securities in any state where the offer is not permitted. You should not assume that the information in this prospectus or the documents incorporated by reference is accurate as of any date other than the date on the front of this prospectus or those documents.

You should rely only on the information provided in this prospectus or incorporated by reference. We have not authorized anyone to provide you with different information. We are not making an offer of these securities in any state where the offer is not permitted. You should not assume that the information in this prospectus or the documents incorporated by reference is accurate as of any date other than the date on the front of this prospectus or those documents.

Dividend Reinvestment and

Stock Purchase Plan

1,500,000 Shares of

Common Stock

PROSPECTUS

December 17, 2004

Boston Properties and the logo are registered service marks of Boston Properties Limited Partnership.

      1653-PROSP-12/04